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                                                                       Exhibit 8
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                     [FORM OF HOGAN & HARTSON L.L.P. OPINION]


                             Hogan & Hartson L.L.P.
                          555 Thirteenth Street, N.W.
                             Washington, D.C. 20004



                                      [DATE]


Gentlemen/Ladies:

          On April 15, 1999, AvData Systems, Inc. (the "Company"), a Delaware corporation, ITC/\DeltaCom, Inc. ("Acquiror"), a Delaware corporation, Interstate FiberNet, Inc. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Acquiror, and Kenneth F. Leddick, as the representative of the AvData stockholders, entered into an Agreement and Plan of Merger (the "Agreement") dated as of April 15, 1999, as amended, pursuant to which the Company will be merged with and into Merger Sub (the "Merger"). Immediately following the Merger, Merger Sub will contribute all of the assets of the Company to ITC/DeltaCom\ Communications, Inc. ("DeltaCom"), a wholly-owned subsidiary of Merger Sub. You have requested that we render an opinion with respect certain federal income tax consequences of the Merger.

          In connection with the preparation of this opinion, we have examined and with your consent relied upon (without any independent investigation or review thereof) the following documents (including all exhibits and schedules thereto): (1) the Agreement; (2) the Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission (the "Registration Statement") and/or the Proxy Statement/Prospectus of Acquiror and the Company; (3) representations and certifications made to us by Acquiror (attached hereto as Exhibit A); (4) representations and certifications made to us by the Company
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(attached hereto as Exhibit B); (5) such other instruments and documents related
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to the formation, organization and operation of Acquiror, Merger Sub and the
Company or to the consummation of the Merger and the transactions contemplated
thereby as we have deemed necessary or appropriate.   1/


                            The Proposed Transaction
                            ------------------------

          Based solely upon our review of the documents set forth above, and upon such information as Acquiror, Merger Sub and the Company have provided to us (which we have not attempted to verify in any respect), and in reliance upon such documents and information, we understand that the proposed transaction and the relevant facts with respect thereto are as follows:

          Acquiror is the owner of all of the outstanding stock of Merger Sub and Merger Sub is the owner of all of the outstanding stock of DeltaCom. Acquiror provides integrated voice and data telecommunications services on a retail basis to mid-sized and major regional businesses in the southern United States and is a leading regional provider of wholesale long-haul services to other telecommunications companies. Merger Sub operates fiber-optic networks in Georgia, Alabama, Tennessee, Texas, Louisiana, Mississippi, Florida, North Carolina and South Carolina. DeltaCom provides integrated

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1/  All capitalized terms used herein and not otherwise defined shall have the same meaning as they have in the Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").
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telecommunications services to mid-sized and major regional businesses primarily in the southern United States.

          The Company is a provider of satellite and terrestrial-based digital network solutions, primarily to mid-size companies based in the southeastern United States and to wireless messaging and cellular operators nationwide.

          Because it is believed that the businesses of DeltaCom and the Company would be complementary, it is proposed that pursuant to the Agreement and the laws of the State of Delaware, the Company merge with and into Merger Sub. The Company's separate corporate existence will cease and Merger Sub will be the surviving corporation. As the surviving corporation, Merger Sub will succeed to all of the assets and liabilities of the Company under Delaware corporate law. Immediately following the Merger, Merger Sub will contribute all of the assets of the Company to DeltaCom.

          By virtue of the Merger, each share of Company Common Stock (excluding fractional shares) will be converted into and exchanged for the right to receive
(i) the number of Acquiror Shares equal to the Exchange Ratio and (ii) the right to receive the number of Earnout Shares set forth in the Agreement. No fraction of an Acquiror Share will be issued in connection with the Merger. In lieu of any such fractional share, the Company Stockholders that would be entitled to a fractional share will have the right to receive an amount in cash, without interest, equal to the product of such fraction multiplied by the Per Share Price. Holders of Dissenting Shares will be entitled to receive payment of the fair market value of such shares of Company Common Stock held by them in accordance with the provisions of Section 262 of the DGCL.

          Acquiror will withhold and retain in escrow from the Company Stockholders a number of shares of Escrow Stock determined as set forth in
Section 2.3 of the Agreement. The Escrow Stock will be placed in escrow as security for the performance of the indemnity obligations of the Company Stockholders under Section 10.2 of the Agreement. The Escrow Stock will be registered in the name of the Escrow Agent who will hold the Escrow Stock for the accounts of the Company Stockholders in accordance with each Company Stockholder's respective interest in the Escrow Stock and will vote the Escrow Stock and any other shares included in the Escrow Property (as defined in Section 2(i) of the Form of Escrow Agreement by and among Acquiror, Merger Sub, the Company, the Escrow Agent and the Stockholders' Representative) in the same percentage as all other Acquiror Shares are voted. Any cash dividends paid with respect to the Escrow Stock will be distributed as, if and when paid to the Company Stockholders in proportion to each such Company Stockholder's proportionate interest immediately prior to the Effective Time in the Company Common Stock, subject to the provisions of the Agreement.

          Company Stockholders will have a contingent right to receive from Acquiror a number of Earnout Share determined in accordance with Section 2.8 of the Agreement. The contingent right to receive Earnout Shares is personal to each Company Stockholder and is not transferable.

                        Assumptions and Representations
                        -------------------------------

          In connection with rendering this opinion, we have assumed or obtained representations (and, with your consent, are relying thereon, without any independent investigation or review thereof, although we are not aware of any material facts or circumstances contrary to or inconsistent therewith) that:

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          1.  All information contained in each of the documents we have examined and relied upon in connection with the preparation of this opinion is accurate and completely describes all material facts relevant to our opinion, all copies are accurate and all signatures are genuine. We have also assumed that there has been (or will be by the Effective Time of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

          2. The Merger will be consummated in accordance with applicable state law and will qualify as a statutory merger under applicable state law.

          3. All representations made in the exhibits hereto are true, correct and complete in all material respects. Any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification.

          4. The Merger will be consummated in accordance with the Agreement and as described in the Registration Statement (including satisfaction of all covenants and conditions to the obligations of the parties without amendment or waiver thereof); each of Acquiror, Merger Sub and the Company will comply with all reporting obligations with respect to the Merger required under the Code and the Treasury Regulations thereunder; and the Agreement and all other documents and instruments referred to therein or in the Registration Statement are valid and binding in accordance with their terms.

                   Opinion - Federal Income Tax Consequences
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          Based upon and subject to the assumptions and qualifications set forth herein, it is our opinion that for Federal income tax purposes the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that the following will result:

          (1) No gain or loss will be recognized by a Company Stockholder as a result of the receipt solely of Acquiror Shares in exchange for such stockholder's Company Common stock, except to the extent of any cash received in lieu of fractional shares and except that a portion of any Earnout Shares received by a Company Stockholder will be treated as interest income (section 354(a)(1)).

          (2) A Company Stockholder who receives cash in lieu of a fractional Acquiror Share will be treated as if such stockholder received such fractional share and then sold such share back to Acquiror. Such stockholder will recognize gain or loss on the sale of the fractional share equal to the difference between (a) the amount of cash received for such fractional share and
(b) the stockholder's tax basis in such fractional share.

          (3) A Company Stockholder's tax basis in the Acquiror Shares received in the Merger (other than the portion of the Earnout Shares treated as interest income) will be equal to such stockholder's tax basis in the Company Common Stock immediately prior to the Merger, reduced by the amount of basis allocable to the fractional share (as described in (2), above) (section 358(a)(1)).

          (4) A Company Stockholder's holding period for Acquiror Shares received in accordance with the Merger (other than the portion of the Earnout Shares treated as interest income) will include the holding period of the Company Common Stock for which it was exchanged, assuming such Company Common Stock was held as a capital asset (section 1223(1)).
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          (5) Where cash is received by a dissenting Company Stockholder, such cash payment will be treated by that stockholder as a distribution and redemption of his or her Company Common Stock under the provisions and limitations of Section 302 of the Code.

          In addition to the assumptions set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below:

          1. This opinion represents and is based upon our best judgment regarding the application of relevant current provisions of the Code and interpretations of the foregoing as expressed in existing court decisions, administrative determinations (including the practices and procedures of the Internal Revenue Service (the "IRS") in issuing private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling) and published rulings and procedures all as of the date hereof. An opinion of counsel merely represents counsel's best judgment with respect to the probable outcome on the merits and is not binding on the Internal Revenue Service or the courts. There can be no assurance that positions contrary to our opinions will not be taken by the IRS, or that a court considering the issues would not hold contrary to such opinions. Acquiror has not requested a ruling from the IRS (and no ruling will be sought) as to any of the federal income tax consequences addressed in this opinion. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the opinion expressed herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the law or in the application or interpretation of the federal income tax laws.

          2. This letter addresses only the specific tax opinions set forth above. This letter does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger).

          3. Our opinion is intended to address only the tax consequences to the Company Stockholders, and is not intended to address (nor may it be relied upon for) the tax consequences to Acquiror, Merger Sub or the Company. We express no opinion regarding, among other things, the tax consequences of the Merger (including the opinion set forth above) as applied to specific stockholders of the Company that may be relevant to particular classes of the Company shareholders, such as dealers in securities, corporate shareholders subject to the alternative minimum tax, foreign persons, and holders of shares acquired upon exercise of stock options or in other compensatory transactions.


          4. Our opinion set forth herein is based upon the description of the contemplated transactions as set forth above in the section captioned "The Proposed Transaction," the Agreement and the Registration Statement. If the actual facts relating to any aspect of the transactions differ from this description in any material respect, our opinion may become inapplicable. No opinion is expressed as to any transaction other than those set forth in the section captioned "The Proposed Transaction," the Agreement and the Registration Statement or to any transaction whatsoever, including the Merger, if all the transactions described in the section captioned "The Proposed Transaction," the Agreement and the Registration Statement are not consummated in accordance with the terms of the section captioned "The Proposed Transaction," the Agreement and the Registration Statement and without waiver or breach of any material provision thereof or if all of the representations, warranties, statements and assumptions upon which we relied are not true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied to
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issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

          This opinion is provided to Acquiror only, and without our prior consent, may not be relied upon, used, circulated, quoted or otherwise referred to in any manner by any person, firm, governmental authority or entity whatsoever other than reliance thereon by Acquiror and the Company Stockholders. Notwithstanding the prior sentence, we hereby consent to the use of the opinion letter as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. In giving the consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.